Form U-57 Notice
Notification
SFE - SOCIEDADE FLUMINENSE DE ENERGIA LTDA. ("SFE") hereby files with the Securities and Exchange Commission ("Commission") pursuant to Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act"), this Form U-57 for the purpose of notifying the Commission that SFE proposes to be and hereby claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Holding Company Act.
SFE does not own facilities located in any state or derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither SFE nor any of its subsidiary companies (as that term is defined in the Holding Company Act) is a public utility company (as so defined) operating in the United States of America.
ITEM 1
State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.
Response:
Name and business address of the entity claiming FUCO status:
SFE - Sociedade Fluminense de Energia Ltda.
Rod. Presidente Dutra, s/no - km 200
Jardim Maracana - Seropedica - RJ BRAZIL

Description of the facilities used for the generation, transmission and distribution of electric energy for sale:
SFE currently owns and operates a simple cycle gas-fired thermoelectric power plant in Seropedica, Rio de Janeiro, Brazil, including certain property and assets used or usable in connection therewith. The electric energy produced at such power plant is generated and distributed for use entirely within Brazil.
SFE is a Brazilian limited liability quota company. The only voting securities in SFE are quotas, 99.99% of which are owned by Eletrobolt Power Development Ltd., a Cayman
Islands company ("Development") and 0.01% of which are owned by Eletrobolt Power Investments Ltd., a Cayman Islands company ("Investments"). Development owns 100% of the voting securities in Investments.
One hundred percent of the voting securities of Development are owned by Eletrobolt Power Holdings Ltd., a Cayman
Islands company ("Holdings"). All of the shares of Holdings, its only voting securities, are owned by Brazilian Power Development Trust, a business trust organized under Delaware law (the "Owner Trust").
The Owner Trust is a party, as the borrower, to that certain Amended and Restated Credit Agreement dated as of December 20, 2000 (as amended, restated, modified or supplemented from time to time, the "Credit Agreement") with WestLB AG, New York Branch, a duly licensed branch of WestLB
AG, a joint stock company organized under German law, as administrative agent (in such capacity, the "Lender Agent") and the financial institutions party thereto as lenders (the "Lenders").
Pursuant to its rights under the loan documents executed in connection with the Credit Agreement, the Lender Agent on behalf of the Lenders acquired 100% of the beneficial interest in the Owner Trust in a public sale conducted pursuant to Section 9-610(c) of the Uniform Commercial Code.
The Lender Agent holds such beneficial interest and serves as the certificateholder and trust administrator of the Owner Trust on behalf of the Lenders in accordance with the terms of the Credit Agreement and related loan documents.
ITEM 2
State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public utility company for its interest in the foreign utility company.
Response:
None.
The undersigned has duly caused this statement to be signed on behalf of SFE.
SFE - SOCIEDADE FLUMINENSE DE ENERGIA
LTDA.

By: ________________________________
Name: ______________________________
Title: _______________________________